Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shlomo Shalev, Chief Executive Officer, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on April 30, 2024 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Extraordinary Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAODINARY GENERAL MEETING OF SHREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

April 30, 2024, 4:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Ms. Osnat Hillel Fein to hold office as an external director of the Company, commencing on March 25, 2024 for a period of three (3) years, until March 24, 2027.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mrs. Osnat Hillel Fein’s re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

2	To approve that Mr. Doron Turgeman, our chairman to the Board of Directors, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

3.	To approve that Ms. Osnat Hille Fein, our external director, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Ms. Osnat Hillel Fein’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

4.	To approve that Ms. Iris Shapira Yalon, our external director, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Ms. Ms. Iris Shapira Yalon’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

5.	To approve that Mr. Shlomo Shalev, our Chief Executive Officer, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mr. Shlomo Shalev’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

6.	To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 27, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect as of December 1, 2023.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of said resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

7.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of US$1.5 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company’s Form 6-K dated March 21, 2024 (File No. 001-36000).

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the Offering other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.